AH
3-18-2002

02021433

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER
8- 52829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Glenbard Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 W 211 Hill Ave.
(No. and Street)

Glen Ellyn (City) Illinois (State) 60137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Anderson (630) 545-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 Chicago, IL 60604
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 5.5

OATH OR AFFIRMATION

I, Gary L. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glenbard Securities, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Principal
Title

Notary Public

"OFFICIAL SEAL"
ROSEMARIE TIARDOVICH, Notary Public
DuPAGE COUNTY, STATE OF ILLINOIS
My Commission Expires 9/21/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] SAME PAGE
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
GLENBARD SECURITIES, LLC
Glen Ellyn, Illinois

We have audited the accompanying statement of financial condition of GLENBARD SECURITIES, LLC (A Limited Liability Company) as of December 31, 2001 and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLENBARD SECURITIES, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, LLP

Chicago, Illinois
January 31, 2002

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	514
Receivable from clearing broker-dealer		128,992
Stocks owned, at market value		22,817
Property and equipment, net		8,614
Other assets		7,550
TOTAL ASSETS	$	168,487

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Account payable and accrued expenses	$	28,166
TOTAL LIABILITIES		28,166
MEMBERS' EQUITY		140,321
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	168,487

The accompanying notes are an integral part of these financial statements.

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUE		
Firm trading	$	13,960
Interest		6,383
Total Revenue		20,343
EXPENSES		
Clearing fees		114,023
Communications		13,175
Depreciation		2,153
Other		4,855
Total Expenses		134,206
NET LOSS	$(	113,863)

The accompanying notes are an integral part of these financial statements.

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

Balance at December 31, 2000	$ 209,689
Members contributions	48,495
Members withdrawals	(4,000)
Net loss	(113,863)
Balance at December 31, 2001	$ 140,321

The accompanying notes are an integral part of these financial statements.

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES		
Net loss	$ (	113,863)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation expense		2,153
Change in assets and liabilities		
Increase in receivable from clearing broker-dealer	(	128,992)
Increase in securities owned	(	22,817)
Increase in other assets	(	7,550)
Increase in accounts payable and accrued expenses		20,666
Total Adjustments	(	136,540)
NET CASH USED IN OPERATING ACTIVITIES	(	250,403)
INVESTING ACTIVITIES		
Purchase of equipment	(	10,767)
NET CASH USED IN INVESTING ACTIVITIES	(	10,767)
FINANCING ACTIVITIES		
Members contributions		48,495
Members withdrawals	(	4,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		44,495
NET DECREASE IN CASH	(	216,675)
CASH AT DECEMBER 31, 2000		217,189
CASH AT DECEMBER 31, 2001	$	514

Supplemental Cash Flow Information:

Cash payments for interest during the year	$	-0-
Cash payments for income taxes during the year	$	-0-

The accompanying notes are an integral part of these financial statements.

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(1) *NATURE OF BUSINESS*

GLENBARD SECURITIES, LLC (the "Company") is a registered broker/dealer formed on June 27, 2000 under the Illinois Limited Liability Act. The Company, which trades on a proprietary basis, makes markets in over-the-counter stocks, and has limited public and/or retail order flow.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities Owned
Securities owned, held in firm trading and investment accounts, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Property and Equipment
Property and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2001, accumulated depreciation was $2,153.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK*

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with other securities broker/dealers. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the proprietary trading gains originated from trading strategies which did not involve derivative financial instruments.

(5) *SIGNIFICANT CONCENTRATION OF CREDIT RISK*

At December 31, 2001, a credit concentration with the Company's two clearing brokers consists of approximately $151,809 representing the market value of the Company's trading accounts.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $120,221 which exceeded requirements by $20,221 and the ratio of aggregate indebtedness to net capital was less than 1 to 1.

(7) *RELATED PARTY TRANSACTION*

The Company shares office space with another affiliated entity. However, no expenses were allocated to this company during the year ended December 31,2001.

SUPPLEMENTARY INFORMATION

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

CREDITS			
Members' equity		$	140,321
TOTAL CREDITS			140,321
DEBITS			
Non-allowable assets			
Property and equipment, net	8,614		
Other assets	7,550		
TOTAL DEBITS			16,164
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES			124,157
Haircuts on securities		(	3,936)
NET CAPITAL		$	120,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)		$	100,000
EXCESS NET CAPITAL		$	20,221
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Specified liabilities - accounts payable and accrued expenses		$	28,166
TOTAL AGGREGATE INDEBTEDNESS		$	28,166
Percentage of aggregate indebtedness to net capital			23%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

GLENBARD SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
GLENBARD SECURITIES, LLC
Glen Ellyn, Illinois

In planning and performing our audit of the financial statements of GLENBARD SECURITIES, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by GLENBARD SECURITIES, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that GLENBARD SECURITIES, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2001, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Chez, LLP

Chicago, Illinois
January 31, 2002